SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 October 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Q3 US RevPAR Growth dated 18 October 2007

99.1

18 October 2007

                       InterContinental Hotels Group PLC
                    Announces Third Quarter US RevPAR Growth

InterContinental Hotels Group's ("IHG") annual conference for hotel owners in the Americas region commences next week. The RevPAR performance of IHG's brands in the United States for the nine month period to 30 September 2007 will be disclosed at this conference.

Details of RevPAR for IHG's brands in the US for the third quarter 2007 and for the nine month period to 30 September 2007 are accordingly disclosed below, demonstrating strong growth and continued segment out performance.

US Comparable RevPAR            Nine months to              Third Quarter
Growth (constant currency)   30 September 2007                       2007

InterContinental                         10.2%                       8.9%
Crowne Plaza                              7.2%                       7.7%
Holiday Inn                               4.8%                       4.5%
Holiday Inn Express                       7.1%                       5.9%
Staybridge Suites                         3.5%                       3.5%
Candlewood Suites                         2.2%                       2.6%
Indigo                                   18.8%                      16.1%

Total                                     5.9%                       5.4%

InterContinental Hotels Group PLC (IHG) of the United Kingdom (LON:IHG, NYSE:IHG
(ADRs)) is the world's largest hotel group by number of rooms. IHG owns, manages, leases or franchises, through various subsidiaries, over 3,800 hotels and more than 563,000 guest rooms in nearly 100 countries and territories around the world. IHG owns a portfolio of well recognised and respected hotel brands including InterContinental(R) Hotels & Resorts, Crowne Plaza(R) Hotels &
Resorts, Holiday Inn(R) Hotels and Resorts, Holiday Inn Express(R), Staybridge
Suites(R), Candlewood Suites(R) and Hotel Indigo(R), and also manages the world's largest hotel loyalty programme, Priority Club(R) Rewards with over 33 million members worldwide.

The company pioneered the travel industry's first collaborative response to environmental issues as founder of the International Hotels and Environment
Initiative (IHEI). The IHEI formed the foundations of the Tourism Partnership launched by the International Business Leaders Forum in 2004, of which IHG is still a member today. The environment and local communities remain at the heart of IHG's global corporate responsibility focus.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com and information for the Priority Club Rewards programme at
www.priorityclub.com

For the latest news from IHG, visit our online Press Office at www.ihg.com/media

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson; Heather Wood): +44 (0) 1753 410 176

Media Affairs (Leslie McGibbon; Claire Williams):           +44 (0) 1753 410 425

                                                            +44 (0) 7808 094 471

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	18 October 2007